UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04008498

February 13, 2004

David F. Taylor
Locke, Liddell & Sapp LLP
3400 Chase Tower
600 Travis Street
Houston, TX 77002-3095

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/13/2004

Re: El Paso Corporation
Incoming letter dated January 15, 2004

Dear Mr. Taylor:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to El Paso by Victor Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1066107

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

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600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

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(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

January 15, 2004

RECEIVED 2004 JAN 16 PM 3:31

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal Submitted by Victor Rossi.

Ladies and Gentlemen:

We are writing on behalf of our client, El Paso Corporation, a Delaware corporation ("El Paso"). El Paso has received from Victor Rossi, one of its stockholders, a letter requesting that a proposal and accompanying supporting statement (the "Proposal") be included in El Paso's proxy materials for its next Annual Meeting of Stockholders. The letter from Mr. Rossi designates John Chevedden as Mr. Rossi's representative for all matters arising in connection with the Proposal. A copy of the Proposal is attached hereto as Exhibit A. El Paso expects to file its definitive proxy materials on or about April 7, 2004.

On behalf of El Paso, we respectfully notify the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Division"), Messrs. Rossi and Chevedden, to whom we are today sending a copy of this letter, that El Paso intends to omit the Proposal from its proxy materials for the reasons set forth below. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose six (6) copies of this letter (which constitutes both the required statement of reasons and supporting opinion of counsel) and the Proposal. El Paso respectfully requests the concurrence of the Division that no enforcement action will be recommended if El Paso omits the Proposal from its proxy materials.

Factual Background

The Proposal requests that the following matter be submitted to a vote of the stockholders at the next Annual Meeting of Stockholders: "That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election."

El Paso initially received the Proposal on October 11, 2003. Although the Proposal stated "Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting," Mr. Rossi had not continuously held shares of El Paso common stock for one year at the time he submitted the Proposal. Although not required to do so[1], on October 22, 2003, El Paso sent Messrs. Rossi and Chevedden a letter via certified mail acknowledging receipt of the Proposal, informing Mr. Rossi that he was ineligible to submit the Proposal as a result of not having continuously held shares of El Paso common stock for one year, and instructing Mr. Rossi that he had 14 days from the date of receipt of the letter to respond to this deficiency. A copy of El Paso's letter is attached hereto as Exhibit B. Following an email exchange with Mr. David Siddall, Vice President and Corporate Secretary of El Paso, regarding the Proposal's deficiency, Mr. Chevedden responded to El Paso's letter on November 7, 2003, stating "The proposal was apparently submitted in error."

On November 10, 2003, El Paso sent Messrs. Rossi and Chevedden a letter via certified mail requesting that, in light of Mr. Rossi's ineligibility, Mr. Rossi withdraw the Proposal. On January 13, 2004, Mr. Rossi resubmitted copies of his original letter and the Proposal in the same form as El Paso received them on October 11, 2003.

Discussion of Reasons for Omission

El Paso believes that the Proposal may be omitted pursuant to Rule 14a-8(b)(1) because Mr. Rossi has not continuously held at least $2,000 in market value, or 1%, of El Paso's securities entitled to be voted on the proposal at the meeting for at least one year by the date he submitted the Proposal.

Rule 14a-8(b) requires that a shareholder be eligible to submit a proposal. Rule 14a-8(b)(1) states "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

Based on El Paso's records for registered stockholders, Mr. Rossi has not met the

[1] Rule 14a-8(f)(1) states that a company is not required to provide notice of a deficiency that cannot be remedied. Section C.6.c of the Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001) cites, as an example of a defect that cannot be remedied, a proposal that indicates that the proponent owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal.

eligibility requirements of Rule 14a-8(b)(1) because Mr. Rossi has not continuously held El Paso common stock for at least one year by the date he submitted the Proposal. El Paso's records show that Mr. Rossi purchased 1,000 shares of El Paso common stock on June 13, 2003. On that date, Mr. Rossi did not hold any other shares of El Paso common stock. Mr. Rossi then submitted the Proposal on October 11, 2003 and resubmitted the Proposal on January 13, 2004. Under Rule 14a-8(b)(1), Mr. Rossi must have continuously held his shares of El Paso common stock for at least one year by the date he submitted the Proposal. Since Mr. Rossi did not acquire his shares of El Paso common stock until June 13, 2003, Mr. Rossi had held the shares less than one year on the date he originally submitted the Proposal on October 11, 2003, and less than one year on the date he resubmitted the Proposal on January 13, 2004. Therefore, Mr. Rossi is not eligible to submit the Proposal and El Paso may omit the Proposal from its 2004 proxy materials.

Request

For the foregoing reasons, El Paso believes the Proposal may be omitted pursuant to Rule 14a-8(b)(1). Accordingly, El Paso respectfully requests that the Division confirm that it will not recommend enforcement proceedings if El Paso omits the Proposal from its 2004 proxy materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (713) 226-1496. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,

David F. Taylor

David F. Taylor

Enclosures

cc: **Via Facsimile (713) 420-4099**
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile (713) 420-4099
Ms. Nandita Berry
El Paso Corporation

1001 Louisiana Street
Houston, Texas 77002

Via Facsimile (713) 420-4099
Ms. Belinda Clements
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

By Certified Mail
Mr. Victor Rossi
P.O. Box 249
Boonville, California 95415

By Certified Mail
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Ms. Laura McBurnett (Firm)
Mr. Matthew A. Thrasher (Firm)

EXHIBIT A

See attached.

Victor Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Donald Kuehn, Jr.
Chairman
El Paso Corporation (EP)
1001 Louisiana Street
Houston, TX 77002
Phone: (713) 420-2600
Fax: (713) 420-4417

Dear Mr. Kuehn,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Victor Rossi   Oct 7-03

Record Holder

cc: David Siddall
FX: 713/420-4099

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support	
2002	63%	
2003	75%	Up 12%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 75% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Victor Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXHIBIT B

See attached.

David L. Siddall
Vice President
Chief Governance Officer
Corporate Secretary

elpaso

October 22, 2003

Via Certified Mail
Return Receipt Requested

Mr. John Chevedden
2215 Nelson Avenue, #205
Redondo Beach, California 90278

Dear Mr. Chevedden:

On October 11, 2003, El Paso Corporation (the "Company") received Mr. Victor Rossi's letter dated October 7, 2003 setting forth Mr. Rossi's stockholder proposal.

Pursuant to and in accordance with Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby notify you, as directed in the stockholder proposal, of a deficiency in the proposal. Mr. Rossi has fourteen calendar days from the date you receive this letter to respond to this deficiency.

In order for Mr. Rossi to be eligible to submit a stockholder proposal, Rule 14a-8(b) of the Exchange Act requires Mr. Rossi to have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date Mr. Rossi submitted the proposal. Mr. Rossi must continue to hold those securities through the date of the meeting.

Rule 14a-8(b)(2) requires Mr. Rossi to prove his eligibility in one of two ways:

(1) Mr. Rossi must submit to the Company a written statement from the "record" holder of his securities verifying that, at the time Mr. Rossi submitted the proposal, Mr. Rossi continuously held the securities for at least one year. Mr. Rossi must also include his own written statement that he intends to continue to hold the securities through the date of the Company's Annual Meeting; or

(2) If Mr. Rossi has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, then Mr. Rossi may demonstrate his eligibility by submitting to the Company:

- a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level;
- his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement; and
- his written statement that he intends to continue ownership of the shares through the date of the Company's Annual Meeting.

If Mr. Rossi fails to prove he is eligible to submit a stockholder proposal, we may exclude his proposal from our Proxy Statement for the Company's next Annual Meeting. In addition, the Company reserves the right to exclude Mr. Rossi's proposal from its Proxy Statement on non-procedural grounds. The bases on which the Company may exclude Mr. Rossi's proposal are set forth in Rule 14a-8(i) of the Exchange Act. If the Company intends to exclude Mr. Rossi's proposal, the Company must file its reasons with the Securities Exchange Commission ("SEC") no later than eighty days before the Company files its Proxy Statement with the SEC. The Company will simultaneously provide you and Mr. Rossi with a copy of any such submission.

Sincerely,

cc: Mr. Victor Rossi
P.O. Box 249
Boonville, California 95415

Ms. Laura McBurnett
Locke Liddell & Sapp LLP
600 Travis, Suite 3400
Houston, Texas 77002

Mr. Matthew A. Thrasher
Locke Liddell & Sapp LLP
600 Travis, Suite 3400
Houston, Texas 77002

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: El Paso Corporation
Incoming letter dated January 15, 2004

The proposal relates to poison pills.

There appears to be some basis for your view that El Paso may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of El Paso's request, documentary support sufficiently evidencing that the proponent continuously held El Paso's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if El Paso omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Grace Lee

Grace K. Lee
Special Counsel